Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The Dixie Group, Inc. for the registration of common stock, Class C common stock and preferred stock and to the incorporation by reference therein of our reports dated March 12, 2014, with respect to the consolidated financial statements of The Dixie Group, Inc., and the effectiveness of internal control over financial reporting of The Dixie Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 28, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Atlanta, Georgia
March 14, 2014